

January 27, 2017

By E-Mail

Kai Haakon Liekefett, Esq.
Vinson & Elkins LLP
666 Fifth Avenue
26th Floor
New York, NY 10103

> **Re:** **Immunomedics, Inc.**
> **Definitive Additional Soliciting Materials filed on January 27, 2017**
> **File No. 000-12104**

Dear Mr. Liekefett:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:

    - That the election of venBio's nominees "[p]otentially jeopardizes $397.2 million of net operating loss (NOL) carry forwards…" (slide 24);
    - That the election of venBio's nominees would accelerate employee equity awards and trigger certain change of control payments of more than $15 million, which would furthermore "likely cause a going concern opinion to be declared by the Company's auditor" (slide 24).

    With respect to the disclosure noted above, please ensure that future similar disclosure includes contextual information, such as whether the company can prevent, through any action, the potential loss of NOLs, the acceleration of equity awards or the obligation to make change of control payments.

2.   Refer to slide 24. With a view toward future revised disclosure, tell us why the election of venBio's nominees would "likely trigger…[a] [n]on-orderly …loss of employment of the Founder, Chairman, Chief Scientific and Chief Patent Officer, and the President and CEO." Has venBio stated that these individuals would be replaced? You also stated that it is likely that key senior personnel would resign under contractual severance arrangements. Do you have any indication that such personnel intends to resign? If so, is there a second trigger in the severance agreements such that this personnel would not be able to resign (under the agreements) solely upon the election of venBio's nominees?

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions